SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 001-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant’s name into English)

Avenida Graça Aranha, 26

Centro, CEP 20030-900

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

AXIA Energia S.A., previously known as “Centrais Elétricas Brasileiras S.A. - Eletrobras” (the “Company”), hereby reports that, effective as of June 10, 2026, in connection with the Company's migration to the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão (the “B3”), the Company has completed the previously-announced mandatory exchange pursuant to which (i) all of the Company's outstanding class B1 preferred shares, no par value (the "Class B1 Preferred Shares"), were exchanged for the Company's common shares, no par value (the "Common Shares"), at an exchange ratio of 1.1 Common Shares per each one (1) Class B1 Preferred Share (the "Preferred B1 Share Exchange") and (ii) all of the Company's outstanding class B1 preferred American Depositary Shares (the "Class B1 Preferred ADSs") were exchanged into the Company's common American Depositary Shares (the "Common ADSs," and together with the Class B1 Preferred ADSs, the "ADSs"), at a ratio of 1.1 Common ADSs for each Class B1 Preferred ADS (the "Preferred B1 ADS Exchange" and, together with the Preferred B1 Share Exchange, the "Exchanges").

Following the completion of the Exchanges, the newly-exchanged Common ADSs commenced trading on the New York Stock Exchange (“NYSE”) on June 10, 2026 under the ticker symbol "AXIA," the previously existing ticker symbol for the Company’s Common ADSs. Each Common ADS represents one (1) Common Shares of the Company. The Common ADSs are issued pursuant to that second amended and restated deposit agreement, dated as of June 14, 2022, among the Company, Citibank N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of the Common ADSs from time to time. The Company's Common Shares are listed and traded on the Novo Mercado listing segment of the B3 under the ticker symbol "AXIA3".

In connection with the Exchanges, the Company intends to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act of 1934, as amended, for the Class B1 Preferred ADSs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: the risks that the Class B1 Share Exchange, the Class B1 ADS Exchange, or any portion of such Exchanges, may not be consummated in a timely manner, or at all; the risk that the Company’s planned migration to the Novo Mercado may not occur in a timely manner or may not occur at all; the risk that the Class B1 Share Exchange, the Class B1 ADS Exchange, or the Company’s planned migration to the Novo Mercado may not provide the anticipated benefits to the Company or its shareholders, or any benefits at all; general economic, regulatory, political, and business conditions in Brazil and abroad; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein.